Exhibit 3
                             SCOR U.S. CORPORATION
                               110 WILLIAM STREET
                            NEW YORK, NEW YORK 10038



                                                                  April 28, 1995



Dear Stockholder:

    Your Board of Directors joins us in extending to you a cordial invitation to attend the Annual Meeting of Stockholders of SCOR U.S. Corporation, a Delaware corporation ("SCOR U.S."), to be held at 10:30 a.m. (New York time) on June 16, 1995, at Morgan Guaranty Trust Company of New York, 60 Wall Street, 46th Floor, New York, New York.

    At this meeting you will be asked to consider and vote upon the election of four Directors and the ratification of the appointment of KPMG Peat Marwick as independent auditors of SCOR U.S. for 1995.

    Please date, sign and return the enclosed proxy card in the postage paid envelope provided as soon as possible whether or not you plan to attend the meeting.

    You are, of course, welcome to attend the Annual Meeting and vote in person. The proceedings of the Annual Meeting will be summarized in our second quarter report to stockholders.

                                          Very truly yours,


                                          /s/ JACQUES P. BLONDEAU
                                          JACQUES P. BLONDEAU
                                          Chairman of the Board of Directors



                                          /s/ JEROME KARTER
                                          JEROME KARTER
                                          President and Chief Executive Officer

                             SCOR U.S. CORPORATION
                               110 WILLIAM STREET
                            NEW YORK, NEW YORK 10038

                                  ------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                            TO BE HELD JUNE 16, 1995

                                  ------------

    The Annual Meeting of the Stockholders of SCOR U.S. Corporation, a Delaware corporation ("SCOR U.S."), will be held on June 16, 1995 at 10:30 a.m. (New York time) at Morgan Guaranty Trust Company of New York, 60 Wall Street, 46th Floor, New York, New York, for the following purposes:

       (1) To elect four Directors, each for a term of three years;

       (2) To ratify the appointment of KPMG Peat Marwick as independent auditors of SCOR U.S. for 1995; and

       (3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

    Only holders of record of shares of SCOR U.S. Common Stock, par value $.30 per share ("Shares") at the close of business on April 18, 1995, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof.

    Whether or not you plan to attend the Annual Meeting, we ask you to sign, date and return the enclosed proxy card in the postage paid envelope provided. This will ensure representation of your Shares in the event that you are unable to attend the Annual Meeting. Your proxy may be revoked in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting.

                                          By the Order of the Board of Directors



                                          /s/ JOHN T. ANDREWS, JR.
                                          JOHN T. ANDREWS, JR.
                                          Corporate Secretary


April 28, 1995

                                PROXY STATEMENT
                             SCOR U.S. CORPORATION
                                  ------------
                         ANNUAL MEETING OF STOCKHOLDERS
                            TO BE HELD JUNE 16, 1995
                                  ------------

    This Proxy Statement is being furnished to stockholders of SCOR U.S. Corporation, a Delaware corporation ("SCOR U.S." or the "Company"), in connection with the solicitation of proxies by its Board of Directors (the "Board") for use at its Annual Meeting of Stockholders to be held at 10:30 a.m. (New York time) on June 16, 1995 at Morgan Guaranty Trust Company of New York, 60 Wall Street, 46th Floor, New York, New York, and at any adjournment or postponement thereof (the "Annual Meeting"). This Proxy Statement and the attached Notice of Annual Meeting of Stockholders and form of proxy are first being mailed to stockholders of SCOR U.S. on or about April 28, 1995.



PURPOSE OF THE ANNUAL MEETING

    At the Annual Meeting, stockholders of SCOR U.S. will be asked:

       (1) To elect four Directors, each for a term of three years;

       (2) To ratify the appointment of KPMG Peat Marwick as independent auditors of SCOR U.S. for 1995; and

       (3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

                              GENERAL INFORMATION

DATE, TIME AND PLACE

    The Annual Meeting will be held at 10:30 a.m. (New York time) on June 16, 1995 at Morgan Guaranty Trust Company of New York, 60 Wall Street, 47th Floor, New York, New York.



RECORD DATE; VOTING RIGHTS

    Stockholders of record at the close of business on April 18, 1995 (the "Record Date") are entitled to notice of the meeting and to vote shares of Common Stock, par value $.30 per share, of SCOR U.S. ("Shares") held on that date at the Annual Meeting. Each Share is entitled to one vote. As of the Record Date, a total of 18,164,620 Shares were outstanding, of which 14,547,756 were owned beneficially or of record by SCOR S.A. This Proxy Statement and the accompanying form of proxy are first being sent to stockholders on or about April 28, 1995.

PROXY PROCEDURES

    Proxies are solicited from stockholders by the Board in order to provide every stockholder an opportunity to vote on all matters scheduled to come before the Annual Meeting, whether or not such stockholder attends in person. When the enclosed proxy card is properly executed and returned, the Shares represented will be voted by the proxyholders named on the card in accordance with the stockholder's directions. Stockholders are urged to indicate their vote on each matter by marking the appropriate box on the card. If no choice is specified, the Shares will be voted as recommended by the Board.

    The Board and management know of no matters, other than those set forth on the proxy card, that will be presented for consideration at the Annual Meeting. Execution of a proxy, however, confers on the designated proxyholders discretionary authority to vote the Shares represented in accordance with their judgment on other business, if any, that may come before the Annual Meeting.

    Any stockholder executing a proxy may revoke that proxy at any time before it is voted by a later dated proxy, by written revocation addressed to the Corporate Secretary of SCOR U.S. at 110 William Street, Suite 1800, New York, New York, 10038, or by voting in person at the Annual Meeting.

    The expense incurred in this solicitation of proxies will be borne by SCOR U.S. Proxies will be solicited on behalf of the Board by Georgeson & Company, Inc. for a fee which is not expected to exceed $6,000. Expenses incurred by Georgeson & Company, Inc. will be reimbursed by SCOR U.S. Proxies may also be solicited in person or by telephone by officers or other employees of SCOR U.S. and its subsidiaries who will not be additionally compensated therefor.

VOTE REQUIRED; QUORUM

    Under the Company's By-laws and the applicable provisions of the Delaware General Corporation Law, the presence in person or by proxy of a majority of the Shares outstanding on the Record Date shall constitute a quorum. The presence of SCOR S.A. at the Annual Meeting will assure the presence of a quorum. Tabulation of proxies and the votes cast at the Annual Meeting will be conducted by an independent agent and certified to by independent election inspectors.

    The election inspectors will treat abstentions and votes withheld as Shares that are present and entitled to vote for purposes of determining the presence of a quorum and as a non-affirmative vote for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker or other nominee physically indicates on the proxy that it does not have discretionary authority as to certain Shares to vote on a particular matter ("broker non-votes"), such Shares will be treated as present and entitled to vote for purposes of determining the presence of a quorum but as not voted and not present for purposes of determining the approval of any matter submitted to the stockholders for a vote.

    In the election of Directors, Shares present but not voting will be disregarded (except for quorum purposes) and the candidates for election receiving the highest number of affirmatives votes of the Shares entitled to be voted for them, up to the number of nominees, will be elected. With regard to the ratification of the appointment of the independent auditors of the Company, such matter must be approved by the affirmative vote of the holders of a majority of the Shares entitled to vote and present in person or represented by proxy at the Annual Meeting. Broker non-votes will have no effect on the outcome of either such vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    As of the Record Date, SCOR S.A. owned 14,547,756 Shares or approximately 80% of the outstanding Shares. The address of SCOR S.A. is Immeuble SCOR-Cedex 39, 92074 Paris La Defense, France. HCS, a French societe anonyme whose address is that of SCOR S.A., owns approximately 48.5% of the outstanding shares of SCOR S.A. and, consequently, may be deemed to be the beneficial owner of the Shares owned by SCOR S.A. SCOR U.S. is not aware of any other person or group of persons that owns more than 5% of the Shares.

    The following table reflects information, as of the Record Date, regarding the beneficial ownership of the Company's equity securities individually for each Director and Named Executive Officer and for all Directors and all executive officers as a group:

                         AMOUNT OF BENEFICIAL OWNERSHIP

                                                                                           PERCENT
                                                                  NUMBER OF SHARES OF     OF SHARES
    NAMED EXECUTIVE OFFICERS                                      COMMON STOCK (1)(2)    OUTSTANDING
---------------------------------------------------------------   -------------------    -----------
Jacques P. Blondeau (3)(4).....................................          75,999                 *
Jerome Karter (3)(4)...........................................         105,998                 *
Patrick Peugeot (3)(4).........................................         105,689                 *
John T. Andrews, Jr............................................          31,999                 *
Jeffrey Cropsey (5)............................................           4,552                 *
R. Daniel Brooks...............................................          38,314                 *
Nolan Asch.....................................................          47,454                 *

    DIRECTORS
---------------------------------------------------------------
John Cox.......................................................           1,000                 *
Raymond H. Deck................................................          17,600                 *
Michel Gudefin (6).............................................          28,500                 *
Jean Masse.....................................................               0                 *
Richard M. Murray..............................................          13,500                 *
Serge M.P. Osouf...............................................               0                 *
John W. Popp...................................................          11,500                 *
Francois Reach.................................................             900                 *
David J. Sherwood..............................................          11,600                 *
Directors and all executive officers as a group (22
individuals)...................................................         555,196              3.06%

------------

* Less than 1%

(1) Unless otherwise indicated, the persons named have sole voting and investment power over the number of Shares shown as being beneficially owned by them. The table includes (i) 75,999, 89,789, 105,998, 31,999, 28,332,
    33,266 respectively, issuable to Messrs. Blondeau, Peugeot,

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

    Karter, Andrews, Brooks, and Asch under stock options exercisable within sixty days granted pursuant to the Stock Incentive Plan for Key Executives ("SIP") and the Stock Option Plan for Key Employees ("SOP"), (ii) 10,500 Shares issuable to each of Messrs. Deck, Gudefin, Murray, Popp and Sherwood under stock options exercisable within sixty days granted pursuant to the Stock Option Plan for Directors ("DP") and (iii) 462,153 Shares issuable to all Directors and executive officers as a group under stock options exercisable within 60 days granted pursuant to the SIP, SOP and DP, as the case may be.

(2) The shares listed in the table exclude 14,547,756 Shares beneficially owned by SCOR S.A. with respect to which Mr. Blondeau, a director and officer of SCOR S.A., and Messrs. Osouf and Reach, officers of SCOR S.A., disclaim beneficial ownership.

(3) Messrs. Blondeau, Karter and Peugeot are also Directors of SCOR U.S.

(4) Messrs. Blondeau and Peugeot each served in the position of Chief Executive Officer ("CEO") during the fiscal year ended December 31, 1994 and therefore are included in the category of "Named Executive Officers". Mr. Peugeot held the position of CEO during the period from January 1, 1994 to June 16, 1994, when he resigned. Mr. Blondeau was elected and served as CEO from June 16, 1994 until he resigned on September 30, 1994. Mr. Karter was elected as CEO of SCOR U.S. on September 30, 1994 and continues to serve in that position.

(5) Mr. Cropsey received a restricted stock award of 4,552 shares pursuant to the SIP. The shares were awarded on December 16, 1993. One-quarter of the shares (1,138) will vest on the second anniversary of the date of the grant and each one-year anniversary thereafter, starting on December 16, 1995.

(6) Includes 10,000 Shares held by Mr. Gudefin's wife.

                                  PROPOSAL ONE
                             ELECTION OF DIRECTORS

GENERAL

    At the Annual Meeting, four Directors are to be elected to hold office until the Annual Meeting in 1998.

    The Board currently consists of 13 Directors including one vacancy due to the resignation of Mr. Elios Pascual on January 1, 1995. The terms of office of Messrs. Blondeau, Cox, Karter, Peugeot and the vacant seat expire at the Annual Meeting. Each of Messrs. Blondeau, Cox, Karter, and Peugeot has been nominated for election. Management knows of no reason why any of these nominees will be unable to serve, but in such event the proxies received will be voted for such substitute nominees as the Board may recommend. The Board intends to elect an additional director to fill the vacant seat in accordance with the terms of the Company's By-Laws.

    The names, terms of office and certain other information with respect to the persons nominated for election as Directors and other persons serving as Directors are set forth below.

INFORMATION CONCERNING NOMINEES FOR TERMS EXPIRING IN 1998


    NAME                                                         DIRECTOR SINCE:
--------------------------------------------------------------   ---------------
Jacques P. Blondeau...........................................         1988
John R. Cox...................................................         1994
Jerome Karter.................................................         1989
Patrick Peugeot...............................................         1983

                 THE BOARD RECOMMENDS A VOTE FOR ALL NOMINEES.

DIRECTORS OF SCOR U.S.

    The Directors of SCOR U.S. and their respective age and terms of office are as follows:

                                                         POSITIONS, OFFICES AND PRINCIPAL       TERM
    NAME                                        AGE         OCCUPATIONS WITH SCOR U.S.         EXPIRES
-------------------------------------------     ----     --------------------------------      -------
Jacques P. Blondeau (1)(2).................       50     Chairman of the Board                   1995
Serge M.P. Osouf (1)(2)....................       51     Vice Chairman of the Board              1997
John R. Cox (1)(3).........................       62     Director                                1995
Raymond H. Deck (1)(2)(4)..................       72     Director                                1997
Michel J. Gudefin (3)(4)...................       71     Director                                1996
                                                         Director, President and Chief
Jerome Karter (1)..........................       57     Executive Officer                       1995
Jean Masse (2).............................       50     Director                                1996
Richard M. Murray (3)......................       72     Director                                1997
Patrick Peugeot (2)........................       57     Director                                1995
John W. Popp (3)(4)........................       72     Director                                1996
Francois Reach (2).........................       46     Director                                1996
David J. Sherwood (1)(3)(4)................       72     Director                                1996

------------

(1) Executive Committee.

(2) Finance Committee.

(3) Audit Committee.

(4) Compensation Committee.

BIOGRAPHICAL SUMMARIES OF THE DIRECTORS OF SCOR U.S.

    Jacques P. Blondeau has served as Chairman of the Board of SCOR U.S. since September 30, 1994 and as a Director since 1988. Mr. Blondeau is also Chairman of SCOR Reinsurance Company ("SCOR Re"), the Company's principal operating subsidiary. Mr. Blondeau serves as a Trustee of the Voting Trust that holds the stock of SCOR Re on behalf of SCOR U.S. From November, 1988 to September 30, 1994, Mr. Blondeau had been Vice Chairman and President of SCOR U.S. and Vice Chairman of the Board of SCOR Re. He also served as Chief Operating Officer of SCOR U.S. from November, 1988 to June, 1994. From June 16, 1994 to September 30, 1994, he served as Chief Executive Officer of SCOR U.S. He is Chairman of the Board and Chief Executive Officer of SCOR S.A., a French-based global reinsurance company. Prior to being elected to these positions in SCOR

S.A., he served as the President and Chief Operating Officer. Mr. Blondeau was President-Operations of Societe Commercial de Reassurance ("SCOR Paris") from 1988 until 1990, when SCOR Paris was merged into SCOR S.A. From 1984 to 1988, Mr. Blondeau was Chairman and President of Pechiney Australia and President of Howmet Resources, Inc. (U.S.), a subsidiary of Pechiney Corporation. From 1980-1984, he held various top-level positions with the Pechiney Corporation. Mr. Blondeau's business address is that of SCOR S.A.

    Serge M.P. Osouf has served as Vice Chairman of the Board of Directors of SCOR U.S. and SCOR Re since September 30, 1994, and has been a Director of SCOR U.S. since September, 1993, and of SCOR Re since December, 1991. Mr. Osouf serves as the General Manager of SCOR S.A. and prior to taking this position in September, 1994, had been the President-Reinsurance Operations of SCOR S.A. since 1993. He is currently Chairman of SCOR Vie and from 1987 to 1993 was General Manager of SCOR Reassurance, two subsidiaries of SCOR S.A. Mr. Osouf's business address is that of SCOR S.A.

    Jerome Karter has served as a Director of SCOR U.S. since February, 1989, and as its President and Chief Executive Officer since September 30, 1994. Prior to September, 1994, he had served as Executive Vice President of SCOR U.S. since December, 1989. Mr. Karter has also served as a Director, President and Chief Executive Officer of SCOR Re since February, 1989. Prior to his employment at SCOR, he held various management positions both in the United States and Europe with major domestic and multinational insurance companies since 1961. He held senior management positions for Factory Mutual International in London and Affiliated F.M. Insurance Company in Paris from 1969 to 1978. He subsequently served as General Manager-Europe for the Insurance Company of North America (now CIGNA Corporation) and INA Reinsurance Company S.A. in Brussels from 1978 to 1984. Immediately prior to joining SCOR U.S., Mr. Karter was a Senior Vice President and Manager of the International Department of Johnson & Higgins in New York from 1984 to 1989. Mr. Karter's business address is that of SCOR U.S.

    John R. Cox has served as a Director of SCOR U.S. and SCOR Re since June, 1994. Mr. Cox has also served as a Director of Firemark Global Insurance Fund since 1993. Until February 3, 1995, he was a Director and a Member of the Audit Committee of ACE Limited ("ACE") and its subsidiary companies. From 1990 to 1993 he was a Director of Bankers Insurance Company Limited. From 1985 to 1991 he was Chairman of the Board and Chief Executive Officer of ACE. From 1983 to 1985, he was Executive Vice President of American Can Company, subsequently known as Primerica Corporation and now The Travelers Corporation, and Chairman and Chief Executive Officer of Associated Madison Companies, Inc., its financial services holding company subsidiary. From 1975 to 1983 Mr. Cox held various key executive positions in CIGNA Corporation. Mr. Cox's business address is 44 Herbert Terrace, West Orange, New Jersey.

    Raymond H. Deck has been a Director of SCOR U.S. since 1986 and of SCOR Re since 1985. He has been President of Chase Insurance Enterprises, Inc., a division of Chase Enterprises, a private company with investments in real estate, communications and the insurance industry, since 1986. He has also been a Director of Accel International Corporation since 1990. Prior to 1986, he was a Director and Executive Vice President of the Hartford Insurance Group. Mr. Deck's business address is that of Chase Insurance Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103.

    Michel J. Gudefin has been a Director of SCOR U.S. since 1989 and of SCOR Re since June 1990 and is a Voting Trustee of SCOR Re. Mr. Gudefin is retired. From 1988 to 1989 he was Vice Chairman of Howmet Corporation, the principal operating subsidiary of Pechinery Corporation. From 1976 to 1988, Mr. Gudefin was President and Chief Executive Officer of Pechiney Corporation. Until December 31, 1993, he was a Director of Pechiney Corporation and Howmet Corporation. He is currently a Director of Southwire Corporation and a Vice President and Director of Intrend Corporation. Mr. Gudefin's business address is that of SCOR U.S.

    Jean P. Masse has been a Director of SCOR U.S. and SCOR Re since March 1995. From June 16, 1994 until March 1995, he was Director Emeritus of SCOR Re after having served as a Director of SCOR Re from 1990 to 1994. He served as a Director and President of The Unity Fire and General Insurance Company from December 1982 until 1990, and during that time also served as President and Treasurer of the Rockleigh Management Corporation, which was merged with and into the Company in 1990. Mr. Masse's business address is Tour Voltaire, 1 place Des Dgres, Cedex 58, 92059 Paris La Defense, France.

    Richard M. Murray has served as a Director of SCOR U.S. and SCOR Re since 1990. He was Chairman and executive advisor of The Nippon Management Corporation from 1987 to 1991. Since 1990, he has been Vice Chairman of La Prov Corporation, a wholly-owned U.S. subsidiary and liaison office of Grupo Nacional Provincial S.A., a leading Mexican insurance company. He was a Vice President of The Travelers Corporation from 1967 to 1987. Mr. Murray's business address is that of La Prov Corporation, 80 Broad Street, New York, New York 10004-2203.

    Patrick Peugeot has served as a Director of SCOR U.S. since 1983 and of SCOR Re since 1985. Mr. Peugeot is also a Voting Trustee of SCOR Re. He served as Chairman of the Board of SCOR U.S. from 1983 until September 30, 1994, and as Chief Executive Officer of SCOR U.S. from December 1988 until June 16, 1994. He was also Chairman of the Board of SCOR Re until September 1994. Mr. Peugeot had served as Chairman of the Board and Chief Executive Officer of SCOR S.A. from 1989 until 1994 and of SCOR Paris from 1983 until 1990. Mr. Peugeot was Chairman of Caisse Centrale de Reassurance ("CCR") from 1983 to 1985. He is Honorary Chairman of CCR and has served as Honorary Chairman of SCOR S.A. since August 30, 1994. He is now Vice Chairman and President of La Mondiale, a French mutual life insurance company. He is also Vice Chairman of Partner Europe. Mr. Peugeot's business address is that of La Mondiale, located at 8 boulevard Malesherbes 75008 Paris.

    John W. Popp, a Director of SCOR U.S. since March 1990 and SCOR Re since 1989, is a business consultant. He was a Partner of Peat, Marwick, Mitchell & Co. (now KPMG Peat Marwick LLP) from 1955 to 1982. Mr. Popp has been a Director of Old Republic International Corporation since 1993. Mr. Popp's business address is that of SCOR U.S.

    Francois Reach has served as a Director of SCOR U.S. since March 1989 and of SCOR Re since June 1994. Mr. Reach has served as Chairman and CEO of REAFIN, the finance company subsidiary of SCOR S.A. since October 1994. He was Chief Investment Officer and Treasurer of SCOR S.A. from 1983 until October, 1994, when he became Deputy General Manager of SCOR S.A. From 1986 to 1994, he was President of REAFIN. He is also Managing Director of Finimosa (Spain) and of Finimo Kft (Hungary). Mr. Reach's business address is that of SCOR S.A.

    David J. Sherwood has served as a Director of SCOR U.S. and of SCOR Re since 1987. He is also a Voting Trustee of SCOR Re. Mr. Sherwood has served as Chairman of the Board of Governors of the New York Insurance Exchange since 1985. He was President of The Prudential Insurance Company of America from 1978 to 1984. Mr. Sherwood's business address is that of the New York Insurance Exchange, c/o Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022.

EXECUTIVE OFFICERS

    The executive officers of SCOR U.S. and their respective age and titles are as follows:

    NAME                             AGE                         OFFICE
----------------------------------   ---   ---------------------------------------------------
Louis A. Adanio...................   41    Senior Vice President of SCOR Re
John T. Andrews, Jr...............   53    Senior Vice President, General Counsel and
                                           Secretary of SCOR U.S. and SCOR Re
Nolan E. Asch.....................   45    Senior Vice President and Chief Actuary of SCOR
                                           U.S. and SCOR Re
Jacques P. Blondeau...............   50    Chairman of the Board of Directors of SCOR U.S. and
                                             SCOR Re
Jeffrey D. Cropsey................   52    Senior Vice President and Chief Financial Officer
                                           of SCOR U.S. and SCOR Re
John D. Dunn, Jr..................   49    Senior Vice President of SCOR U.S. and SCOR Re
Francis J. Fenwick................   39    Vice President and Controller of SCOR U.S. and SCOR
                                             Re
Howard B. Fischer.................   35    Vice President, Finance/Planning and Analysis of
                                             SCOR U.S. and SCOR Re
Linda J. Grant....................   34    Vice President and Treasurer of SCOR U.S. and SCOR
                                             Re
Jerome Karter.....................   57    President and Chief Executive Officer of SCOR U.S.
                                             and SCOR Re
Dominique Lavallee................   36    Senior Vice President of SCOR U.S. and SCOR Re
Serge M.P. Osouf..................   51    Vice Chairman of the Board of Directors of SCOR
                                           U.S. and SCOR Re

SELECTED BIOGRAPHICAL SUMMARIES

    Louis A. Adanio has served as Senior Vice President and Facultative Manager of SCOR Re since May 1994. From June 1990 to May 1994, Mr. Adanio had been Senior Vice President and Facultative Property Manager of SCOR Re. From June 1989 to June 1990, Mr. Adanio had been Vice President and Facultative Property Manager of SCOR Re. Mr. Adanio's business address is that of SCOR Re.

    John T. Andrews, Jr. has been Senior Vice President, General Counsel and Secretary of SCOR U.S. and SCOR Re since 1989. He was Senior Vice President and General Counsel of Primerica Corporation now known as The Travelers Corporation from 1987 to 1988, Senior Vice President and General Counsel of Associated Madison Companies, Inc., a subsidiary of Primerica, from 1985 to 1987, and Vice President and General Counsel of Prudential Reinsurance Company from 1977 to 1985. Mr. Andrews' business address is that of SCOR U.S.

    Nolan E. Asch, a Fellow of the Casualty Actuarial Society, has been Senior Vice President since 1990 and Chief Actuary of SCOR U.S. and SCOR Re since June 1994. Mr. Asch had been Actuary of SCOR U.S. since 1990 and of SCOR Re since 1989. He was Vice President and Actuary of SCOR Re from 1984 to 1989. Previously he was Vice President, Casualty Underwriting of AFIA. Mr. Asch's business address is that of SCOR U.S.

    Jeffrey D. Cropsey, a certified public accountant, has been Senior Vice President and Chief Financial Officer of SCOR U.S. and SCOR Re since November 1993. From 1990 through part of 1993, he was Chief Financial Officer of Phoenix Re Corporation. From 1988 to 1990, he was a Vice President in the individual insurance operations at The Equitable Life Assurance Society of the United States. From 1984 to 1988, he was a partner with Peat Marwick Main & Co. From 1970 to 1984 he held positions from staff accountant through partner with Touche Ross & Co., except for 1980 to 1982 when, during a leave of absence from Touche Ross, he was a Practice Fellow at the Financial Accounting Standards Board. Mr. Cropsey's business address is that of SCOR U.S.

    John D. Dunn, Jr. has been Senior Vice President of SCOR U.S. and Senior Vice President and Treaty Manager of SCOR Re since July 1994. From September 1985 to 1994 he was Executive Vice President and a Director of Mercantile and General Reinsurance Company of America and TOA Reinsurance Company of America. He was a Vice President of Winterthur Insurance Company from April to September, 1985. He was a Senior Vice President and a Director of San Francisco Reinsurance Company from 1983 to 1985 and of Buffalo Reinsurance Company from 1976 to 1983. Mr. Dunn's business address is that of SCOR U.S.

    Francis J. Fenwick has been Vice President and Controller of SCOR U.S. and SCOR Re since October 1994. He was a Vice President and Financial Reporting Manager of Signet Star Reinsurance Company from 1993 to 1994 and held various offices at North Star Reinsurance Company, now known as Signet Star Reinsurance Company from 1987 to 1993. He was a Senior Auditor at American International Group and at Fireman's Fund Insurance Companies from 1986 to 1987 and 1984 to 1986, respectively. Mr. Fenwick's business address is that of SCOR U.S.

    Howard B. Fischer has been Vice President, Finance/Planning and Analysis of SCOR U.S. since January 1991 and of SCOR Re since October 1993. From November 1988, until January 1991, Mr. Fischer was Vice President/Assistant to the President of SCOR U.S. Mr. Fischer's business address is that of SCOR U.S.

    Linda J. Grant has served as Vice President and Treasurer of SCOR U.S. and SCOR Re since November 1994. From 1989 to 1994, Ms. Grant was Vice President and Assistant Treasurer of SCOR U.S. and SCOR Re. She also held various positions at SCOR Re from 1984 to 1989. Ms. Grant's business address is that of SCOR U.S.

    Dominique Lavallee has served as Senior Vice President of SCOR U.S. and SCOR Re and as Manager of SCOR Re's Underwriting Services Department since September 1994. He was Vice President of SCOR Re from 1991 to 1994. From 1988 to 1991 he was a Vice President of SCOR Reinsurance Company of Canada, and from 1984 to 1988 he was an Assistant Vice President of SCOR Paris. Mr. Lavallee's business address is that of SCOR U.S.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

    The Board held six meetings and acted by unanimous written consent on five occasions during 1994. During 1994 all incumbent directors attended at least 75% of the meetings of the Board and committees thereof on which they served except for two former directors, Mr. David Dillard and Mr. Elios Pascual. Mr. Dillard attended 50% of such meetings prior to his retirement from the Board of Directors on June 16, 1994. Mr. Pascual attended 30% of such meetings, dating from his election in June, 1994, until his resignation on January 1, 1995. For the Board as a whole, including Messrs. Pascual and Dillard, average attendance at the meetings was 87% during 1994.

    The Board has four standing committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Finance Committee. Only non-employee directors currently serve on the

Audit and Compensation Committees. The Board of Directors does not have a nominating committee. The functions normally performed by a nominating committee are performed by the Board.

    The Audit Committee's functions include: (1) review of the scope and findings of audits conducted by SCOR U.S.'s independent auditors, KPMG Peat Marwick; (2) review of SCOR U.S.'s accounting policies and practices for purposes of making recommendations to the Board and management of SCOR U.S.; (3) review of the actuarial policies and practices of SCOR U.S.'s reinsurance and insurance subsidiaries; and (4) review of significant transactions among SCOR U.S. and its subsidiaries and SCOR S.A. and its other subsidiaries and affiliates. The members of the Audit Committee are Messrs. Sherwood (Chairman), Cox, Gudefin, Murray and Popp. Mr. Dillard retired from the Board and the Audit Committee on June 16, 1994 and Mr. Cox was appointed to the Audit Committee on that same date. The Audit Committee held four meetings during 1994.

    The Compensation Committee's functions include reviewing compensation policies and practices. Prior to June 16, 1994, the Committee was specifically responsible for: (a) reviewing and approving the compensation of all senior executive officers who do not serve on the Board; (b) reviewing and recommending to the Board the compensation of senior executives who also serve on the Board;
(c) reviewing new executive compensation programs or modifications to existing programs; and (d) administering the annual incentive, long-term performance incentive and stock option plans of the Company. On June 16, 1994, the powers of the Committee were amended to modify items (a) and (b) above to provide the Compensation Committee would also be responsible for reviewing and approving the compensation of all individuals at or to be elected to the rank of Vice President or above and/or who have current or proposed salaries of $100,000 or above. The members of the Compensation Committee are Messrs. Deck (Chairman), Gudefin, Popp and Sherwood. Mr. Elios Pascual was elected to the Board and the Compensation Committee upon Mr. Dillard's retirement there in June 1994. Mr. Pascual served on the Board and the Compensation Committee until his resignation on January 1, 1995. The Compensation Committee held eight meetings during 1994.

    The Executive Committee has the authority to exercise all the powers of the Board in the management of the business and affairs of the company except as limited by applicable laws. The members of the Executive Committee are Messrs. Blondeau (Chairman), Cox, Deck, Karter, Osouf and Sherwood. Mr. Peugeot resigned as a member and Chairman of the Executive Committee on September 30, 1994, and Mr. Blondeau was elected Chairman of the Committee on September 30, 1994. Messrs. Deck and Cox were elected to the Committee on June 16, 1994. The Executive Committee held eight meetings and acted by unanimous written consent on one occasion during 1994.

    The Finance Committee's functions include: (1) supervising the investment policies and practices of the Company as directed by the Board; (2) providing advice to the Boards of the Company's operating subsidiaries concerning their investment decisions; and (3) designating the officers of the Company who have the authority to effect investment decisions as approved by the Board. The members of the Finance Committee are Messrs. Reach (Chairman), Blondeau, Deck, Osouf, Peugeot and Masse. Upon Mr. Peugeot's resignation from the Board and Committee on September 30, 1994, Mr. Reach was elected Chairman of the Committee. Messrs. Jolivet and Pascual resigned from the Committee and the Board on January 1, 1995, and Messrs. Osouf and Masse were elected to the Committee on September 30, 1994, and March 24, 1995, respectively. The Finance Committee held four meetings during 1994.

BOARD OF DIRECTORS RETIREMENT POLICY

    In June 1992, the Board voted to amend the Company's By-Laws to provide that no individual shall be elected or re-elected as member of the Board subsequent to his or her attaining the age of 72.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth, for the fiscal years ended December 31, 1992, 1993 and 1994, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued by such entities for those years, to or with respect to the Chief Executive Officer and each of the persons who were the four most highly compensated executive officers of the Company during its most recent fiscal year (the "Named Officers"), for services rendered in all capacities as executive officers during such period:

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                                                 COMPENSATION:
                                          ANNUAL COMPENSATION                       AWARDS
                               ------------------------------------------  -------------------------
                                                              OTHER                      SECURITIES
        NAME AND                                              ANNUAL        RESTRICTED   UNDERLYING        ALL OTHER
   PRINCIPAL POSITION    YEAR  SALARY ($)(1)  BONUS ($)  COMPENSATION ($)  STOCK ($)(2)  OPTIONS (#)  COMPENSATION ($)(3)
------------------------ ----  -------------  ---------  ----------------  ------------  -----------  -------------------
Jacques Blondeau (4).... 1994    $ 175,000     $ --          $--             $ --           10,000         -$-
 Chairman of the         1993      175,000       --           --               --           24,000         --
 Board and Former        1992      174,692       --           --               --           --             --
 Chief Executive Officer
Jerome Karter........... 1994    $ 301,641     $ --          $ 46,243(5)     $ --           38,000          $43,364
 President and Chief     1993      289,112      75,000         39,348(5)       --           33,000           52,044
 Executive Officer       1992      290,910      25,000        109,598(5)       --           --               53,367
Patrick Peugeot (4)..... 1994    $ 153,750     $ --          $--             $ --            3,000         -$-
 Former Chief            1993      205,000       --           --               --           24,000         --
 Executive Officer       1992      205,846       --            57,993(6)       --           --             --
John T. Andrews, Jr..... 1994    $ 240,913     $ --          $ 48,833(7)     $ --           57,000          $32,799
 Senior Vice President,  1993      230,072      65,000        244,883(7)       --           30,000           35,135
 General Counsel and     1992      229,787      20,000        --               --           --               34,251
 Secretary
Nolan E. Asch........... 1994    $ 180,685     $ --          $  8,771(8)     $ --           15,071          $12,678
 Senior Vice President   1993      172,554      40,000         24,335(8)       --           --                7,703
 and Chief Actuary       1992      172,341       --            27,689(8)       --           --                9,825
R. Daniel Brooks........ 1994    $ 216,300     $ --          $--             $ --            8,000          $14,669
 Senior Vice President   1993      214,846      35,000        --               --           22,000           13,851
                         1992      218,711      16,000        --               --           --               17,779
Jeffrey D. Cropsey       1994    $ 216,544     $ --          $--             $ --           13,000          $25,980
(9)..................... 1993       36,346      90,000        --             $ 58,607       --             --
 Senior Vice President   1992          N/A         N/A            N/A             N/A          N/A              N/A
 and Chief Financial
 Officer

------------
(1) Company executives, including the Named Officers, are paid bi-weekly. As a result of this cycle, the Named Officers received 27 payments of base salary in 1992 rather than the usual 26. The data in the table includes the extra payments and, accordingly, overstates the 1992 base salary by 1/26th or 3.8%.

(2) Except for that made to Mr. Cropsey, no restricted stock awards were made to any of the Named Officers during the last three fiscal years and none of them owns any shares of restricted stock of the Company. Mr. Cropsey received a restricted stock award of 4,552 shares pursuant to the SIP. The shares were awarded on

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)


    December 16, 1993. One-quarter of the shares (1,138) will vest on the second anniversary of the date of the grant and each one-year anniversary thereafter, starting on December 16, 1995.

(3) The amounts shown in this column are derived from the following figures: (A) For 1994: (i) Mr. Karter: $22,016--amount accrued by the Company pursuant to the retirement provisions of Mr. Karter's employment contract with the Company; $21,347--Company contributions and credits to the SCOR U.S. Group Savings Plan ("GSP") and the SCOR U.S. Group Supplemental Retirement Plan ("SRP"), which is provided to certain executives whose benefits under the GSP are capped by federal law; (ii) Mr. Andrews: $15,561-- amount accrued by the Company pursuant to the retirement provisions of Mr. Andrews' employment contract with the Company; $17,238--Company contributions and credits to the GSP and SRP; (iii) Mr. Cropsey: $21,274--amount accrued by the Company pursuant to the retirement provisions of Mr. Cropsey's Special Severance and Pension Benefits Agreement with the Company; $4,733--Company contributions and credits to the GSP; (iv) Mr. Brooks: $14,669--Company contributions and credits to the GSP and SRP; and (v) Mr. Asch: $12,679--Company contributions and credits to the GSP and SRP; (B) for 1993: (i) Mr. Karter: $33,197 - amount accrued by the Company pursuant to the retirement provisions of Mr. Karter's employment contract with the Company; $18,847-- Company contributions and credits to the GSP and the SRP; (ii) Mr. Andrews:
    $20,131--amount accrued by the Company pursuant to the retirement provisions of Mr. Andrews' employment contract with the Company; $15,004--Company contributions and credits to the GSP and SRP; (iii) Mr. Cropsey:
    Not-applicable; (iv) Mr. Brooks: $13,851--Company contributions and credits to the GSP and SRP; and (v) Mr. Asch: $7,703--Company contributions and credits to the GSP and SRP; and (C) for 1992: (i) Mr. Karter:
    $29,374--amount accrued by the Company pursuant to the retirement provisions of Mr. Karter's employment contract with the Company; $23,993--Company contributions and credits to the GSP and the SRP; (ii) Mr. Andrews:
    $15,320--amount accrued by the Company pursuant to the retirement provisions of Mr. Andrews' employment contract with the Company; $18,931--Company contributions and credits to the GSP and SRP; (iii) Mr. Cropsey:
    Not-applicable; (iv) Mr. Brooks: $17,779--Company contributions and credits to the GSP and SRP; and (v) Mr. Asch: $9,825--Company contributions and credits to the GSP and SRP.

(4) Mr. Peugeot and Mr. Blondeau did not participate in the Company's Annual Incentive Plan, Pension Plan, GSP or SRP due to their participation in equivalent plans at SCOR S.A.

(5) Other Annual Compensation for Mr. Karter includes forgiven interest on loans from the Company and certain tax reimbursement payments related thereto of $22,785 and $15,190, respectively, in 1994, $22,400 and $2,682, respectively, in 1993, an adjusted tax reimbursement payment in 1994 of $8,269 relating to 1993, and certain tax reimbursement payments in connection with the exercise of stock options of $109,598 in 1992.

(6) Other Annual Compensation for Mr. Peugeot includes $57,993 for certain tax reimbursement payments in 1992 in connection with the exercise of stock options.

(7) Other Annual Compensation for Mr. Andrews includes forgiven interest on loans from the Company and certain tax reimbursement payments related thereto of $29,300, and $19,533, respectively, in 1994, and $26,512 and $10,738, respectively in 1993, and certain tax reimbursement payments in connection with the exercise of stock options of $198,423 in 1993.

(8) Other Annual Compensation for Mr. Asch includes forgiven interest on loans from the Company and certain tax reimbursement payments related thereto of $5,262 and $3,508, respectively, in 1994, and $5,764 and $2,334, respectively, in 1993. In addition, Mr. Asch received $16,235 and $27,689 in 1993 and 1992 respectively, for tax reimbursement payments in connection with the exercise of stock options.

(9) The 1993 figure reflects Mr. Cropsey's pro-rata salary due to a November 1, 1993 date of hire.

STOCK OPTIONS

    The following table contains information regarding the grant of stock options under the Company's SOP and the SIP to the Named Officers during the year ended December 31, 1994. In addition, in accordance with rules of the Commission, the following table sets forth the hypothetical grant date present value with respect to the referenced options, using the Black-Scholes Option Pricing Model.

                             OPTION GRANTS IN 1994

                                                             INDIVIDUAL GRANTS (1)
                                  ----------------------------------------------------------------------------
                                     NUMBER          % OF TOTAL
                                  OF SECURITIES        OPTIONS                                        GRANT
                                   UNDERLYING        GRANTED TO       EXERCISE OR                     DATE
                                     OPTIONS        EMPLOYEES IN      BASE PRICE     EXPIRATION      PRESENT
   NAME                            GRANTED (#)     FISCAL YEAR (2)    ($/SH) (3)        DATE       VALUE $ (4)
-------------------------------   -------------    ---------------    -----------    ----------    -----------
Jacques Blondeau...............       10,000             2.35%          $  9.00      11/30/2004    $  3,600.00
  Chairman of the Board
  of Directors and Former
  Chief Executive Officer
Jerome Karter..................       13,000             8.94%          $  9.00      11/30/2004    $  4,680.00
  President and Chief                 25,000                            $11.125      12/02/2004    $  7,745.00
  Executive Officer
Patrick Peugeot (5)............      None              N/A               N/A            N/A            N/A
  Former Chief Executive
  Officer
John T. Andrews, Jr............       13,000            13.41%          $  9.00      11/30/2004    $  4,680.00
  Senior Vice President,              44,000                            $11.125      12/02/2004    $ 13,631.20
  General Counsel and
  Corporate Secretary
Nolan E. Asch..................        6,000             3.54%          $  9.00      11/30/2004    $  2,160.00
  Senior Vice President                9,071                            $11.125      11/30/2004    $  2,810.20
  Chief Actuary
R. Daniel Brooks...............        8,000             2.81%          $  9.00      11/30/2004    $  2,880.00
  Senior Vice President                3,929                            $11.125      12/02/2004    $  1,217.20
Jeffrey Cropsey................       13,000             3.06%          $  9.00      11/30/2004    $  4,680.00
  Senior Vice President
  and Chief Financial Officer

------------

(1) The option shown in the above table represent options granted under both the SIP and SOP, respectively. The options were granted on November 30, 1994 under the SOP and November 2, 1994 under the SIP.

    The SOP is administered by the Board's Compensation Committee. The Compensation
    Committee determines the eligibility of employees, the number of shares to be granted and the terms of such grants. All stock options granted in fiscal year 1994 are non-qualified options receiving no special tax benefit, have an exercise price equal to the fair market value on the date of grant, vest at a rate of approximately 33.33 percent per year, on the, second, third and fourth anniversary of the grant date and have a term of ten years. No incentive stock options or stock appreciation rights were granted in 1994 pursuant to the SOP.

    To the extent not already exercisable and not expired upon a Change in Control
    (as defined), the options become exercisable upon the later of (i) six months after their grant date or (ii) the date of a Change in Control.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

    The SIP is also administered by the Compensation Committee. The Committee determines the eligibility of employees, the number of shares to be granted and the terms of such grants. All stock options granted in the fiscal year 1994 are non-qualified stock options, have an exercise price equal to the fair market value on the date of grant, vest on the six month anniversary of the grant date, and have a term of ten years and one month. At the Compensation Committee's discretion, an individual may be eligible for a tax bonus upon the exercise of a stock option grant.

(2) Options to purchase an aggregate of 425,175 shares were granted in fiscal year 1994 under the SOP and SIP plans, with 343,175 granted to employees under the SOP and 82,000 granted to key executives under the SIP.

(3) Under the SOP, the exercise price may be paid either (i) in cash, (ii) through the delivery of Shares with a Fair Market Value (as defined) on the immediately preceding Trading Day (as defined) equal to the total option price or (iii) by a combination of the methods described in (i) and (ii) for the full purchase price therefor; provided that, in the case of payment pursuant to methods described in (ii) or (iii) above, the Shares delivered to SCOR U.S. shall have been held by the optionee for at least six months and shall not secure any obligation of the optionee to SCOR U.S. If so provided under the terms of a stock option, the Compensation Committee may, at its sole discretion, permit an optionee, in lieu of the methods of payment set forth above, to pay for any portion of the purchase price of the Shares to be issued or transferred that exceeds the par value of such Shares, by delivery of a full-recourse promissory note of the optionee in such form as the Compensation Committee may approve. Under the SOP, any such promissory note shall be secured by Shares having a Fair Market Value on the Trading Day immediately prior to the date of delivery of the note equal to at least two times the principal amount of the note. Under both the SOP and SIP, any such promissory note shall have a maturity of five years or less, as the Compensation Committee may determine in its sole discretion, and shall be payable in equal installments of principal and interest at least annually, or more frequently as the Compensation Committee may determine in its sole discretion. The Compensation Committee shall determine in its sole discretion the interest rate to be charged by SCOR U.S. with respect to the loan evidenced by the promissory note, but such rate shall in no event cause the loan to be considered a below-market loan to which Section 7872 of the Internal Revenue Code of 1986 (the "Code") applies. Payment of the exercise price under the SIP may be made by the same methods as apply to the SOP, except that under the SIP any promissory note shall be secured by shares having a Fair Market Value on the Trading Day immediately prior to the date of delivery of the note that is equal to the principal amount of the note.

(4) The estimated fair value of stock options is measured at the grant date in accordance with the Black-Scholes Option Pricing Model. The assumptions used in such option pricing model are: expected volatility, 27.89%; expected dividend yield, 2.01%; expected option term, 10 years; and risk-free rate of return, 7.84%. No adjustments have been made for non-transferability or risk of forfeiture. The actual value, if any, a Named Officer may realize will depend on the excess of the stock price over the exercise a price on the date the option is exercised. Consequently, there is no assurance the value realized by a Named Officer will be at or near the value estimated above. These amounts should not be used to predict stock performance.

(5) Mr. Peugeot did not receive any stock options under the SOP or SIP for the fiscal year ended December 31, 1994. He did however receive a non-qualified stock option grant of 3,000 shares under the DP on September 30, 1994, at an grant price of $11.25 per share. The options will vest at a rate of 50% per year, on the first and second anniversary of the grant date, and have a term of ten years. For a more complete description of the DP, see "COMPENSATION OF DIRECTORS".

STOCK OPTION EXERCISES AND YEAR-END VALUE TABLE

    The following table shows stock option exercises by the Named Officers during the fiscal year ended December 31, 1994, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 1994. Values for "in-the money" options represent the positive spread between the exercise price of any such existing stock options and the year-end price of the Common Stock. The market price of the Common Stock as of the close of business on December 31, 1994, was $8.375 per share.

            AGGREGATED OPTION EXERCISES IN 1994 AND YEAR-END VALUES

                                                                                                 VALUE OF UNEXERCISED
                                                              NUMBER OF UNEXERCISED STOCK         IN-THE-MONEY STOCK
                             NUMBER OF          VALUED                                                  OPTIONS
                          SHARES ACQUIRED      REALIZED         OPTIONS AT 12/31/94 (#)           AT 12/31/94($) (2)
                          UPON EXERCISE OF       UPON       -------------------------------   ---------------------------
   NAME                      OPTION (#)      EXERCISE (1)   EXERCISABLE   UNEXERCISABLE (2)   EXERCISABLE   UNEXERCISABLE
------------------------  ----------------   ------------   -----------   -----------------   -----------   -------------
Jacques Blondeau........     --                --              75,999           26,000          --             --
 Chairman and Former
 Chief Executive Officer
Jerome Karter...........     --                --             105,998           60,002          --             --
 President and Chief
 Executive Officer
Patrick Peugeot.........     --                --              89,789           19,001          --             --
 Former Chief
 Executive Officer
John T. Andrews, Jr.....     --                --              31,999           77,001          --             --
 Senior Vice President,
 General Counsel
 and Secretary
Nolan E. Asch...........     --                --              33,266           28,405          --             --
 Senior Vice President
 and Chief Actuary
R. Daniel Brooks........     --                --              28,332           26,597          --             --
 Senior Vice President
Jeffrey D. Cropsey......     --                --              --               13,000          --             --
 Senior Vice President
 and Chief Financial
 Officer

------------

(1) Market value of underlying securities at exercise, minus the exercise price.

(2) Based on the December 31, 1994 stock price which was $8.375 per share, there were no "in-the-money" stock options.

LONG-TERM INCENTIVES

    The Company granted no awards to the Named Officers during 1994 under the Performance Incentive Plan, a long-term incentive plan ("PIP"). Participation in the PIP is limited to select senior executives of the Company, including the Named Officers. Under the PIP, grants of performance units ("Units") are made every other year to eligible senior executives. At the time when an award of Units is made, the Compensation Committee must determine a Performance Period (as defined) of at least five years with respect to such Units and must determine a minimum threshold of annual compound appreciation of the adjusted book value per share of the Company's Common Stock.

    A Unit vests at the end of the applicable Performance Period. If such appreciation exceeds the threshold rate, each Unit has a value, subject to adjustment in certain events, equal to the difference between (i) the adjusted book value per share of Common Stock at the end of the Performance Period plus the dividends paid on a share of Common Stock at the commencement of the Performance Period and (ii) the adjusted book value per share of Common Stock at the commencement of the Performance Period.

    Participants may receive any payments under the Performance Plan at the end of the applicable Performance Period. They may elect to receive such payments in a lump sum or in periodic installments.

    Units are non-transferable except to a designated beneficiary at the death of a Participant. Participants leaving the employ of SCOR U.S. for any reason other than death, disability or retirement may receive payments pursuant only to Units that have vested prior to the termination of employment. Participants or their designated beneficiaries may receive partial payment before the end of a Performance Period in the event of death, disability or retirement. In the event of a Change of Control (as defined), Units vest immediately and Participants become entitled to receive awards pursuant thereto. See also, "REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION--PERFORMANCE INCENTIVE PLAN".

COMPENSATION OF DIRECTORS

    Compensation of Directors who are not employees of SCOR U.S. currently consists of an annual retainer of $13,000, a fee of $2,000 for attendance at each quarterly meeting of the Board, $1,500 for attendance at other meetings of the Board (provided that if such a meeting is held jointly with the Board of any subsidiary of which such person is also a Director, the fee is $2,000) and a fee of $1,000 for attendance at each meeting of a committee of the Board. The Chairman of a committee of the Board receives an annual retainer of $1,000. The fees that a Director can receive for attending Board and committee meetings on any one day may not exceed $3,000. Directors who are employees of SCOR U.S. or any of its subsidiaries receive no additional compensation for their services as Directors.

    In June 1991, the stockholders of the Company approved the DP, which provided for the automatic annual grant to each SCOR U.S. Director who is not an employee of SCOR U.S. or its subsidiaries or affiliates (including SCOR S.A., or any of its respective subsidiaries or affiliates) of a non-statutory stock option to purchase 3,000 shares of SCOR U.S. Common Stock, as of the date which is three business days following the date of each Annual Meeting of Stockholders. In June 1994, the stockholders of the Company approved an amendment to the DP. The DP now provides for the automatic grant to each Eligible Director of a non-statutory option to purchase 3,000 Shares of SCOR U.S. Common Stock as of the following dates: (1) an annual grant on the date that is three business days following the date of each Annual Meeting of Stockholders; and (2) a grant on the date the individual becomes an Eligible Director (unless he or she becomes a Director on the date of the Annual Meeting). An Eligible Director is now defined as a member of the Board of SCOR U.S. or its subsidiaries, who is not an employee of SCOR U.S. or its subsidiaries, but may be a employee or director of SCOR S.A., its subsidiaries, or affiliates.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee during 1994 were: Raymond H. Deck (Chairman), Michel J. Gudefin, Elios Pascual, John W. Popp, and David J. Sherwood. Mr. Dillard resigned from the Board and the Compensation Committee, effective June 16, 1994, and was replaced by Mr. Pascual on that same date. Mr. Pascual subsequently resigned from the Board and the Committee, effective January 1, 1995. No current officer of the Company serves on the Compensation Committee and there are no "interlocks" as defined by the Commission.

                               CERTAIN AGREEMENTS

    Effective February 27, 1989, SCOR Re entered into a five-year employment agreement with Mr. Karter which provides for a base salary of not less than $240,000. Pursuant to a modification of the agreement in 1991, Mr. Karter agreed to terminate his right to receive annual and long-term bonuses set forth in the agreement in exchange for participation in the SCOR U.S. Annual Incentive Plan and the PIP, plus a payment of $13,332 representing the long-term bonus accrued under the agreement. Under the agreement, SCOR Re is also obligated to provide supplemental retirement benefits to Mr. Karter under a formula that, among other factors, gives Mr. Karter pension credit for five years of service with his prior employer. The agreement is terminable upon death, or by SCOR Re upon disability (exceeding six months), or with or without "Cause" (as defined in the agreement) at any time. In the case of termination by SCOR Re without Cause or if SCOR Re elects not to renew or further renew the agreement, Mr. Karter is entitled to a severance payment equal to (i) his full salary through the date of termination, plus (ii) any annual or long-term bonus payable if not yet paid, plus (iii) an amount equal to the salary payable for the remaining balance of the employment period or, if greater, an amount equal to twice the then annual salary. If payments under the agreement would constitute "excess parachute payments" under the Code, such payments shall be reduced if and to the extent that such a reduction would yield a greater payment to Mr. Karter after payment of all taxes than if such reduction were not made. SCOR Re would also be obligated to provide supplemental pension benefits based on a maximum of ten years' service credit. The agreement is automatically renewable for successive periods of one year, unless Mr. Karter or SCOR Re gives six months' advance notice of intention not to renew.

    Effective November 13, 1989, SCOR U.S. entered into a three-year employment agreement with Mr. Andrews, which provides for a base salary of at least $200,000, and participation in SCOR U.S.'s bonus and benefit plans. Under the agreement, SCOR U.S. is also obligated to provide supplemental retirement benefits to Mr. Andrews under a formula that, among other factors, gives Mr. Andrews pension credit for an additional five years of service with the Company. The agreement is terminable upon death, or by SCOR U.S. upon disability (exceeding six months), or with or without "Good Cause" (as defined in the Agreement) at any time. In the case of termination by SCOR U.S. without Good Cause, Mr. Andrews is entitled to a severance payment of his monthly salary immediately prior to such termination for the shorter of one year or the balance of the term of the agreement and continued participation in SCOR U.S.'s death and medical insurance plans for such period. The agreement is automatically renewable for successive periods of one year, unless Mr. Andrews or SCOR U.S. gives six months' advance notice of intention not to renew.

    Effective November 1, 1993, SCOR U.S. entered into a Special Severance and Pension Benefits agreement with Mr. Jeffrey D. Cropsey, Senior Vice President and Chief Financial Officer. Under the agreement, if Mr. Cropsey's employment with SCOR U.S. is terminated for any reason other than death, disability (exceeding six months) or "Good Cause" (as defined in the agreement) prior to November 1, 1996, Mr. Cropsey is entitled to a severance payment of his monthly salary immediately prior to such termination for a period of one year or less depending upon the date of such termination. Under the agreement, SCOR U.S. is also obligated to provide supplemental retirement benefits to Mr. Cropsey under a formula that, among other factors, gives Mr. Cropsey pension credit for five years of service with his former employer.

    Effective July 25, 1994, SCOR U.S. entered into a two year employment agreement with John Dunn, Jr., which provides for a base salary of at least $215,000 and participation in SCOR U.S.'s bonus and benefit plans. Under the agreement, SCOR U.S. is also obliged to provide supplemental retirement benefits to Mr. Dunn under a formula that, among other factors, gives Mr. Dunn pension credit for an additional five years of service with the company. The agreement is terminable upon death, or by SCOR U.S. upon disability (exceeding six months), or with "Good Cause" (as defined in the Agreement) at any time. In the case of termination by SCOR U.S. without Good Cause, Mr. Dunn is entitled to a severance payment equal to his monthly salary immediately prior to such termination for the longer of one year or the balance of the term of the agreement and continued participation in SCOR U.S.'s death and medical insurance plans for such period. The agreement is automatically renewable for successive periods of one year each, unless Mr. Dunn or SCOR U.S. gives at least three months' advance notice of intention not to renew.

PENSION PLANS

    The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under the Company's Pension Plan, as well as its Supplemental Retirement Plan that provides benefits that would otherwise be denied participants by reason of certain Code limitations on qualified plan benefits, based on remuneration that is covered under the plans and years of service with the Company and its subsidiaries:

                               PENSION PLAN TABLE

                                                                      GROSS ANNUAL BENEFITS
              AVERAGE PENSIONABLE COMPENSATION                  ---------------------------------
               FOR 5 HIGHEST PAID CONSECUTIVE                                          15 OR MORE
              YEARS IN LAST 10 YEARS OF SERVICE                 5 YEARS    10 YEARS      YEARS
-------------------------------------------------------------   -------    --------    ----------
          $ 50,000...........................................   $ 7,667    $ 15,333     $  23,000
          75,000.............................................    11,500      23,000        34,000
          100,000............................................    15,333      30,667        46,000
          125,000............................................    19,167      38,333        57,500
          150,000............................................    23,000      46,000        69,000
          200,000............................................    30,667      61,333        92,000
          250,000............................................    38,333      76,667       115,000
          300,000............................................    46,000      92,000       138,000
          350,000............................................    53,667     107,333       161,000
          400,000............................................    61,333     122,667       184,000
          450,000............................................    69,000     138,000       207,000
          500,000............................................    76,667     153,333       230,000

    A participant's remuneration covered by the Pension Plan is his or her average base salary (as reported in the Summary Compensation Table) for the five highest paid consecutive calendar plan years during the last ten years of the participant's career. Covered Compensation for Named Officers as of the end of the last calendar year is: Mr. Karter: $376,641; Mr. Andrews: $304,913; Mr. Cropsey: $231,544; Mr. Brooks: $251,300 and Mr. Asch:
$223,162. Estimated credited years of service for purposes of the Pension Plan and Supplemental Retirement Plan for each of the named executives is as follows:
Mr. Karter: 5; Mr. Andrews: 5; Mr. Cropsey: 1; Mr. Brooks: 18; and Mr. Asch: 10. Benefits shown are computed as a straight single life annuity beginning at age 65.

CERTAIN TRANSACTIONS AND RELATIONSHIPS WITH DIRECTORS AND EXECUTIVE OFFICERS

    On November 2, 1994, SCOR S.A., the majority stockholder of the Company, acquired directly from certain of its Named Executive Officers, 82,000 Shares at the then prevailing market price of $11.125 per Share, specifically: 44,000 Shares from John T. Andrews, Jr., Senior Vice President, General Counsel and Secretary; 9,071 Shares from Nolan E. Asch, Senior Vice President and Chief Actuary; 3,929 Shares from R. Daniel Brooks, Senior Vice President; and 25,000 Shares from Jerome Karter, President and CEO. Each of these senior officers had, at the request of the Company, voluntarily agreed not to sell any Shares held by them in connection with the privately placed offering of convertible subordinated debentures of SCOR U.S. in 1993, and were prevented from selling during certain other periods thereafter in accordance with Company policy. The proceeds from these sales to SCOR S.A. were applied exclusively to reduce indebtedness of the sellers to SCOR U.S. described below. In addition, on November 2, 1994, under the SIP, SCOR U.S. granted to each of such officers options to purchase a corresponding number of Shares at an exercise price of $11.125 per Share, which was equal to the per share market price on that date.

    Mr. Karter, President and Chief Executive Officer, is indebted to SCOR U.S. in respect of a promissory note executed in connection with his purchase of a new residence. The largest aggregate amount of indebtedness outstanding on the note at any time during 1994 was $100,000. Partial payment has been made and $64,125 is the amount outstanding as of April 18, 1995. The note is due in 1996. He was also indebted to SCOR U.S. in respect of a promissory note executed in connection with the exercise of stock options. The largest amount of indebtedness outstanding on the note at any time during 1994 was $242,250, which amount has been paid in full as of December 31, 1994. Mr. Karter is also indebted to SCOR U.S. in respect of a promissory note executed in connection with certain personal financial requirements. The largest amount of outstanding indebtedness on this note at any time during 1994 was $126,465, which is also the amount outstanding as of April 18, 1995. The note is due in 1996. No interest is charged by the Company on any of the above loans.

    Mr. Andrews, Senior Vice President, General Counsel and Corporate Secretary, was indebted to SCOR U.S. in respect of two promissory notes executed during 1993 in connection with the exercise of stock options. The largest amount of outstanding indebtedness on the notes at any time during 1994 was $523,000, which amount has been paid in full as of December 31, 1994. Mr. Andrews is also indebted to SCOR U.S. in respect of a promissory note executed in connection with certain personal financial requirements. The largest amount outstanding on these notes at any time during 1994 was $80,000, which is also the amount outstanding as of April 18, 1995. The note is due in 1996. Mr. Andrews is also indebted to SCOR U.S. in respect of a promissory note in the principal amount of $33,800, executed in connection with certain personal financial requirements. The largest amount outstanding on this note at any time during 1994 was $33,800, which is also the amount outstanding as of April 18, 1995. The note is due in 1996. No interest is charged by the Company on any of the above loans.

    Mr. Asch, Senior Vice President and Actuary, was indebted to SCOR U.S. in respect of various promissory notes executed in connection with the exercise of stock options. The largest aggregate amount outstanding on the notes at any time during 1994 was $108,909, which amount was paid in full as of December 31, 1994.

    In connection with the relocation to the United States of Sylvain Boueil, a Senior Vice President of the Company until September 30, 1994, the Company serves as guarantor on a primary residence mortgage loan, payable on demand, from Banque Francaise du Commerce Exterieur to Mr. Boueil in the principal amount of $765,000. Also in connection with the purchase of this residence, Mr. Boueil was indebted to SCOR U.S. during 1994 in respect of a demand promissory note in favor of SCOR U.S. The largest amount of indebtedness outstanding on the note at any time during 1994 was $102,408. The amount outstanding as of April 18, 1995 was $103,496. The note bears interest at 5.12%.

    In connection with the relocation to the United States of Dominique Lavallee, a Senior Vice President of the Company, SCOR Services, Inc., a wholly-owned subsidiary of the Company, is guarantor of a 30-year term home mortgage loan from The Bank of New York to Mr. Lavallee in the principal amount of $224,000. Also in connection with the purchase of this residence, Mr. Lavallee is indebted to SCOR U.S. in respect of a demand promissory note in favor of SCOR U.S. The largest amount of indebtedness outstanding on the note at any time during 1994 was $24,000. The amount outstanding as of April 18, 1995 was $12,469.20. The note bears interest at 7.82%.

    Mr. Michael Walsh, Senior Vice President and Treasurer until his resignation on November 18, 1994, was indebted to SCOR U.S. in respect of various promissory notes executed in connection with the exercise of stock options. The largest aggregate amount outstanding on the notes at any time during 1994 was $171,289. The amount of the indebtedness was paid in full as of December 31, 1994.

    Pursuant to a service agreement, SCOR U.S. and SCOR S.A. have agreed to reimburse the other for services provided by various personnel. The amount of the reimbursement for the services provided is determined by allocation of the actual costs, including salary and related expenses. Such payments were immaterial during 1994.

    SCOR U.S.'s operating subsidiaries assume reinsurance from SCOR S.A. and other affiliated companies primarily on a quota share or surplus share basis. Written premiums assumed from these companies (and the percentage of gross written premiums) were approximately $7,845,000 (2.6%), for the year ended December 31, 1994. Of this amount, approximately $6,959,000 was assumed from SCOR S.A.

    SCOR U.S.'s operating subsidiaries also retrocede reinsurance to SCOR S.A. and other affiliated companies, primarily on a quota share or surplus share basis. The total written premiums written ceded by SCOR U.S.'s subsidiaries under retrocession agreements to affiliated companies in 1994 were $35,644,000.

    Pursuant to a Net Aggregate Excess of Loss Retrocessional Agreement dated as of July 1, 1986 ("the 1986 Retrocessional Agreement"), SCOR S.A. reinsured SCOR Re for adverse loss development from pre-1986 business that exceeded the total of loss reserves established as of June 30, 1986, and premiums earned after June 30, 1986, from such pre-1986 business. The 1986 Retrocessional Agreement provided protection to the Company for business underwritten by SCOR Re only and did not provide coverage for pre-1986 business underwritten by General Security Assurance Corporation of

New York ("General Security"). However, business underwritten by General Security and The Unity Fire and General Insurance Company ("Unity Fire") is protected against adverse development by a separate net aggregate excess of loss retrocessional agreement, as described below. The 1986 Retrocessional Agreement terminated on December 31, 1993, at which time SCOR S.A.'s liability to SCOR Re was $16,224,000. This amount is the actuarially determined expected ultimate loss from the pre-1986 business in excess of the "aggregate deductible" (which is defined as the total of net outstanding loss and loss expense reserves, net incurred but not reported loss reserves and net unearned premium reserves established as of June 30, 1986 for the pre-1986 business, plus all net premiums and future net premium adjustments earned after June 30, 1986 under retrospectively rated treaties for such business). During the first quarter of 1994, SCOR Re received $16.2 million from SCOR S.A. in settlement of its liability under this agreement.

    SCOR Re and SCOR S.A. entered into a new Net Aggregate Excess of Loss Agreement (the "1994 Retrocessional Agreement") effective January 1, 1994, which protects the same business covered under the 1986 Retrocessional Agreement. Under this Agreement, SCOR Re is responsible for any further adverse development up to $8,800,000, at which point the 1994 Retrocessional Agreement attaches and provides coverage for up to $10,000,000 of any additional adverse development. SCOR Re paid a premium of $2,000,000 for this coverage, which expires on December 31, 2004. At December 31, 1994, no recovery was recognized under this Agreement. In addition, based on the experience under the 1994 Retrocessional Agreement, SCOR Re is eligible to receive a contingent commission of up to 27.75% of the premium.

    SCOR S.A. entered into a Net Aggregate Excess of Loss Retrocessional Agreement (the "1990 Retrocessional Agreement") with each of Unity Fire and General Security, pursuant to which SCOR S.A. agreed to reinsure those companies to the extent that their net ultimate incurred losses (as defined in the agreements) arising in 1989 and prior accident years exceed an aggregate deductible. As a result of the January 1, 1991 assumption by General Security of the rights, liabilities and obligations of Unity Fire, the Net Aggregate Excess of Loss Retrocessional Agreement with Unity Fire was terminated and the Net Aggregate Excess of Loss Retrocessional Agreement with General Security was amended (as so amended, the "Agreement") to include the protection formerly provided to Unity Fire by its retrocessional agreement with SCOR S.A. As a result of the merger of General Security into SCOR Re, the protection under the Agreement is now for the benefit of SCOR Re. The aggregate deductible is defined as the sum of net outstanding loss and loss expense reserves and net incurred but not reported loss reserves as of December 31, 1989, for 1989 and prior accident years, as documented in the 1989 statutory financial statements of Unity Fire and General Security. This amount has been established at a combined aggregate of $93,830,000. The annual premium for this protection is $210,000 through 2004. The Agreement continues in force until all covered losses are settled. At December 31, 1994, SCOR S.A.'s estimated liability under the Agreement was approximately $11.7 million.

    SCOR S.A. provides letters of credit in favor of SCOR U.S.'s operating subsidiary in amounts equal to its estimated liability under its reinsurance agreements with such companies (as re-estimated on a quarterly basis). The amount of letters of credit provided by SCOR S.A. at December 31, 1994 was approximately $134,500,000.

                  COMPENSATION POLICIES AND PERFORMANCE GRAPH

    The disclosure contained in this section of the Proxy Statement shall not be deemed incorporated by reference into any prior filing by the Company pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 that incorporates future filings or portions thereof (including this Proxy Statement or any part thereof).

         REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
                           ON EXECUTIVE COMPENSATION

    During 1994, the Compensation Committee (the "Committee") of the Board of Directors of SCOR U.S. was composed of five non-employee directors who have never served as officers of or been employed by the Company. The Committee met eight times during 1994. Mr. Karter, the Chief Executive Officer, and certain other executive officers of the Company may attend meetings of the Committee, but are not present during discussions or deliberations regarding their own compensation.

    The Compensation Committee reviews compensation policies and practices and prior to June 16, 1994 was specifically responsible for (a) reviewing and approving the compensation of all senior executive officers who do not serve on the Board; (b) reviewing and recommending to the Board the compensation of senior executives who also serve on the Board; (c) reviewing new executive compensation programs or modifications to existing programs; and (d) administering the annual incentive, long-term performance incentive and stock option plans of the Company. On June 16, 1994, the powers of the Committee were amended to modify items (a) and (b) above to provide that it is responsible for reviewing and approving the compensation of all individuals at or to be elected to the rank of Vice President or above and/or who have current or proposed salaries of $100,000 or above.

    The Committee approved base salary levels, annual incentive awards and stock option grants for all executive officers, except the CEO, prior to June 16, 1994. Subsequent to that date, the Committee assumed the responsibility of approving all actions relating to the compensation of all executives officers, including the CEO. Prior to the amendment of the Committee's powers on June 16, 1994, the Board approved without modification all compensation recommendations of the Committee in 1994 relating to the CEO.

    COMPENSATION PHILOSOPHY. The overall compensation program is designed to motivate executives to achieve short and long-term business objectives, reward executives for their achievements and align the interests of executives and shareholders. As such, the total compensation package emphasizes variable incentive pay contingent on Company and individual performance. As the executive's responsibility level within the Company increases, the portion of the total compensation package based on Company performance and long-term equity based awards increases.

    Compensation opportunities provided to executive officers are competitive with similar positions in the industry in order to attract and retain executives of superior talent who are critical to the Company's success. The Committee reviews the results of an annual comparison of company performance and executive compensation levels of a group of domestic publicly-held professional reinsurance companies (the "Peer Group") and other companies in the property/casualty industry.

    The Peer Group of ten reinsurance companies used in 1994 for compensation comparisons is identical to the group of companies included in the peer index of the shareholder return performance graph included in this proxy statement. This Peer Group may change as the Company or its competitors change their focus, merge or are acquired, or as new competitors emerge. The Peer Group used in 1994 is identical to the Peer Group used in the 1993 review.

    As a matter of Company policy, Jacques P. Blondeau, Chairman, and Serge Osouf, Vice Chairman, do not participate in the Company's Annual Incentive, Pension, Savings and Supplemental Retirement Plans due to their participation in similar plans at SCOR S.A., the principal shareholder of the Company. For other officers of the Company, the executive compensation program at present comprises base salary, annual incentive awards and stock options. In addition, certain senior executives receive long-term performance unit incentives.

    BASE SALARY. To attract and retain superior talent, salaries are managed at a percentile level above the median of the Peer Group and broader industry market data. The Committee reviews and approves (or recommends to the Board as noted above) base salaries annually and considers competitive salary levels, individual contributions and individual responsibility levels. The total compensation program is designed to limit fixed base salary increases and place greater emphasis on performance-based incentives. The Committee approved or recommended a base salary level to be effective April 1, 1994 for each executive officer.

    ANNUAL INCENTIVES. The 1994 Annual Incentive Plan (the "Plan") was designed to reward participating executives for annual company performance and individual contribution towards the Company's success. Company performance factors upon which the Plan is based include return on equity, combined ratio and expense control. These factors are weighted 45%, 45% and 10%, respectively, in determining an overall company performance award factor. Specific threshold, target and superior performance levels are defined for each of these three measures at the beginning of each annual performance period. Individual performance is based on predetermined criteria relative to business/functional goals and individual position responsibilities. Company and individual performance components of the annual incentive award are weighted according to the participant's level and function. The more senior executive levels are rewarded relatively more on the basis of Company performance. The corresponding Company and individual performance weightings for the Named Officers annual incentive awards were 80% and 20%, respectively.

    Target awards, representing the pre-established guideline amount to be paid each year if annual goals are achieved, are set to reflect competitive peer group and industry practices. The target award for the Named Officers is 35% of base salary. Actual annual incentive payments may range from 0% to 150% of target awards to the extent that Company and individual performance meet the identified goals. Awards under the annual incentive plan are made in March of each year for performance in the prior year.

    The 1994 Annual Incentive Plan provides that if the Company has no net income for the year under generally accepted accounting principles ("GAAP") no payments will be made under the Plan design. Since the Company had a net loss for 1994, no payments were made under the Plan to any participant, including the Named Officers.

    LONG-TERM INCENTIVE PROGRAM. SCOR's Long-Term Incentive Program consists of stock options and a long-term performance incentive plan. Stock option awards constitute 100% of the long-term incentive compensation for all participants, except certain senior executives. Such senior executives, including the Named Officers, receive 50% of long-term incentive compensation opportunity in stock options and 50% in performance incentive units.

    Target award guidelines for all long-term plans have been established so that the total long-term incentive award opportunities for senior executives are competitive with peer group levels, with actual award values varying with Company performance.

    STOCK OPTION PLANS. Stock option awards are intended to reinforce the importance of shareholder value creation and allow key employees to accumulate equity ownership in the Company. Target option award guidelines reflect competitive peer group practices and have been established as a percentage of base salary representing a targeted gain from options. The targeted gain amount is divided by the projected gain in value per option (based on an assumed stock price growth rate) to determine the target number of options to award the executive. The Committee may also consider Company and individual performance assessments when determining the actual number of shares granted and increase or decrease individual awards accordingly. The number of options previously awarded to and currently held by executive officers is reviewed but is not an important factor in determining the size of current grants.

    Stock option grants were made in 1994 to select senior executives, including the Named Officers, under the SIP, adopted in 1986. The term of each option is ten years and one month. Options from the 1994 grant vest is six months from the date of grant. The exercise price of each option is equal to 100% of the fair market value of a share of the Company's common stock on the business day immediately prior to the date of the option grant.

    Stock option grants under the SOP, adopted in 1991, were also made in 1994 to all employees of SCOR U.S., including the Named Officers. The term of each option is ten years and options from the 1994 grant vest over a four year period. The exercise price of each option is equal to 100% of the fair market value of a share of the Company's common stock on the date of the option grant.

    These option grants were awarded to promote a stronger relationship between key employees and the Company's strategic business goals, as well as shareholder value creation.

    PERFORMANCE INCENTIVE PLAN. The performance incentive plan is limited in participation to select senior executives, including the Named Officers, whose decisions have the greatest potential to impact long-term Company performance. Performance units are designed to link a portion of executive compensation to the Company's growth in book value over a five year period. The target award guidelines for this group of executives reflect competitive compensation practices and represent a targeted gain from the performance units of 42.5% of base salary. This percentage amount of salary is divided by a targeted 5 year growth in book value per share and accrued dividends to determine the target number of units to be awarded to the executive. The Committee may also consider Company and individual performance assessments when determining the actual number of units granted and increase or decrease individual awards accordingly. The number of performance units previously awarded to and currently held by executive officers is reviewed but is not an important factor in determining the size of current awards.

    Grants are made every other year with a unit base value equal to the book value per share of Company common stock on December 31 of the preceding year. Depending on actual growth in book value at the end of the five year performance period, targeted gains may or may not be realized. A minimum threshold growth in book value that is established by the Committee at the beginning of the performance period must be reached in each performance period before any cash awards are made, and executives must remain with the Company until the end of the five year period (excluding death, disability or normal retirement).

    Since the inception of the plan in 1991, grants have been made to executives, including the Named Officers, in 1991 and 1993, and the first plan payout, if any, would be for the performance period ending December 31, 1995.

    Total executive compensation is highly dependent upon achievement of performance goals and actual Company performance and, thus, may fall above or below the targeted levels.

    CEO COMPENSATION. On September 30, 1994, Mr. Jerome Karter became Chief Executive Officer and President of SCOR U.S. Prior to that appointment, Mr. Karter was Executive Vice President of SCOR U.S.

    Prior to Mr. Karter being named CEO, Mr. Patrick Peugeot and Mr. Jacques Blondeau, currently Chairman of the Board of SCOR S.A., each held the position. Mr. Peugeot served as CEO of the Company until his resignation therefrom on June 16, 1994. Mr. Blondeau then served as CEO from June 16, 1994 to September 30, 1994. Mr. Peugeot remained as Chairman of the Board until September 30, 1994 when he resigned from that position. Mr. Blondeau was elected Chairman of the Board on September 30, 1994. During the time in 1994 when Mr. Peugeot and Mr. Blondeau served as CEO, no compensation actions were taken with respect to Mr. Peugeot. Mr. Blondeau's base salary was increased to $205,000 in September, 1994, representing a 17% increase from 1992. This increase was made in consideration of his responsibilities with the Company, as well as the fact that his base salary had not been increased since April, 1992.

    The compensation of the Company's current Chief Executive Officer, Mr. Karter, consists of base salary, annual incentive, stock options and performance incentive units, and is based on the policies and programs as described above.

    In 1994, Mr. Karter's annual base salary was $304,623, representing a 4.4% increase from 1993 that reflected his responsibilities as Executive Vice President, prior to being named CEO. No action was taken with respect to Mr. Karter's base salary at the time of his appointment as CEO. As previously described, Mr. Karter did not receive an annual incentive award for 1994 performance.

    Under the SIP, Mr. Karter was awarded a stock option grant on November 2, 1994 of 25,000 shares of Common Stock with an exercise price of $11.125 . Mr. Karter also received a stock option grant on November 30, 1994 under the SOP of 13,000 shares of Common Stock with an exercise price of $9.00. This award was a part of the option grants made by the Company to all employees. Both stock option grants were awarded to align the CEO's interests with the shareholders of the Company and increase the CEO's stake in long term company success.

    The Compensation Committee believes that compensation decisions made with respect to the current CEO, Mr. Karter, and the other executive officers, including the Named Officers, are consistent with the Company's compensation philosophy and appropriately tie 1994 compensation to Company business objectives, absolute and relative Company performance and competitive market practices, as defined by the Peer Group and broader property/casualty insurance industry data.

    Section 162(m) of the Code, enacted in 1993, generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's Chief Executive Officer and four other most highly compensated executive officers. Qualifying performance based compensation will not be subject to the deduction limit if certain requirements are met. It is the intent of the Committee to have the Company provide compensation, to the extent possible, that is tax deductible in compliance with the new section 162(m) of the Internal Revenue Code. At this time the Committee is not amending any compensation plans to maintain deductibility under the definition of "performance based compensation" as none of the SCOR U.S. executives, including the CEO, are expected to receive non-qualifying performance based compensation above the $1 million cap.



COMPENSATION COMMITTEE

        Raymond H. Deck, Chairman (1)
        Michel J. Gudefin
        John W. Popp
        David J. Sherwood

------------

(1) Appointed Committee Chairman on September 30, 1993.

CORPORATE PERFORMANCE GRAPH

    The following graph compares the Company's Common Stock performance with the performance of the Standard & Poor's 500 Stock Index ("S&P 500"), and the current Peer Group Index (" Peer Group"), by measuring the changes in common stock prices from December 31, 1989 plus reinvested dividends. The Current Peer Index includes the following publicly traded reinsurance companies: American Re Corporation, General Re Corporation, NAC Re Corporation, National Re Corporation, PXRE Corporation (name changed from Phoenix Re Corporation in
1994), Piedmont Management Company, Inc., Re Capital Corporation, Transatlantic Holdings Inc., Trenwick Group Inc. and Zurich Reinsurance Centre Holdings, Inc. Total return indices reflect reinvested dividends and are weighted on a market capitalization basis at the beginning of each relevant time period.



            COMPARISON OF FIVE YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                     AMONG SCOR U.S., S&P 500 AND PEER GROUP


            12/31/89   12/31/90   12/31/91   12/31/92    12/31/93    12/31/94

SCOR U.S.     $100        $89       $113       $130        $99        $66
S&P 500       $100        $97       $126       $135       $149       $150
Peer Group*   $100       $107       $123       $148       $135       $153


* Market capitalization weightings for peer group companies were made as of the beginning of each year, per SEC regulations.

    The graph assumes $100 invested on 12/31/89 in the Company's Common Stock, S&P 500 Index, and the Peer Group Index. Values are as of December 31 of specified year assuming that dividends are reinvested.

                                  PROPOSAL TWO
         RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    While stockholder approval is not required, the Board has determined to submit to stockholders for their ratification the appointment of KPMG Peat Marwick as independent auditors of SCOR U.S. for the year 1995. In the event of a negative vote on this proposal, the Board may nevertheless appoint

KPMG Peat Marwick as independent auditors of SCOR U.S. for the year 1995 unless the Board finds other compelling reasons for making a change. Disapproval of this resolution will be considered as advice to the Board to select other independent auditors for the year 1996. Representatives of KPMG Peat Marwick will be present at the Annual Meeting and will be given an opportunity to make a statement and answer any questions at such time.

                 THE BOARD RECOMMENDS A VOTE FOR RATIFICATION.

          COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange.

    Based on the Company's review of all insider's filings and written representations from reporting persons, the Company believes there were no
Section 16(a) violations for 1994, except for Mr. R. Daniel Brooks, who at the time of the filing was a Section 16(a) officer and on whose behalf one report on Form 4, reporting one transaction, was inadvertently not timely filed by the Company.

                             STOCKHOLDERS PROPOSALS

    Any holder of Shares desiring to make a proposal for inclusion in proxy material for the Annual Meeting of SCOR U.S. stockholders to be held in June 1996 must ensure that such proposal is received by the Secretary of SCOR U.S. at the address set forth above no later than December 29, 1995.

                                 OTHER BUSINESS

    The Board does not intend to bring any other business before the Annual Meeting and does not know of any matters to be brought before the Annual Meeting by others. If any other matter should come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy on behalf of the stockholders they represent in accordance with their judgment.

                                          By Order of the Board of Directors



                                          /s/ JOHN T. ANDREWS, JR.
                                          JOHN T. ANDREWS, JR.
                                          Corporate Secretary

April 28, 1995

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY. NO POSTAGE STAMP IS NECESSARY IF MAILED IN THE UNITED STATES.

                                 PROXY
                    1995 ANNUAL MEETING OF STOCKHOLDERS
             THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby authorizes John T. Andrews, Jr., Jeffrey D. Cropsey and Maxine H. Verne, or any one of them, with full power of substitution, to represent the undersigned and to vote all Common Stock of SCOR U.S. Corporation, a Delaware corporation ("SCOR U.S."), owned by the undersigned at the Annual Meeting of Stockholders of SCOR U.S. to be held at 10:30 a.m., New York time, on June 16, 1995, at Morgan Guaranty Trust Company of New York, 60 Wall Street, 47th floor, New York, New York, and any adjournment thereof, as provided on the reverse side hereof.

     The Board of Directors favors the appointment of proxies with authority to vote FOR the election as directors of all nominees named in the proxy statement and FOR proposal (2).

     This proxy will be voted in accordance with any specification made on the reverse side hereof. Where no contrary specification is made hereon, this proxy will be voted FOR the election as directors of all nominees named on the reverse side hereof, FOR approval of proposal (2), and in accordance with the discretion of the proxy holders on any other matters or proposals (not known at the time of solicitation) which may properly come before the meeting or any adjournment thereof.

     The undersigned hereby revokes any proxies heretofore given by the undersigned.

(Continued and to be dated and signed on the reverse side.)

                                                     SCOR U.S. CORPORATION
                                                     P.O. BOX 11286
                                                     NEW YORK N.Y. 10203-0286

(1)  Election of Directors    FOR all nominees     WITHHOLD AUTHORITY to vote       *EXCEPTIONS
     listed below             listed below         for all nominees
                                                   listed below

Jacques P. Blondeau, John R. Cox, Jerome Karter, Patrick Peugeot
(INSTRUCTION: To withhold authority to vote for any individual nominee mark the "EXCEPTION" box and write that nominee's name on the line provided below.)
EXCEPTIONS
           -------------------------------------------------------------------------------------------

(2)  Proposal to ratify the appointment of KPMG Peat           FOR      AGAINST      ABSTAIN
     Marwick as independent Auditors of the Corporation
     for the fiscal year ending December 31, 1995
                                                                                   Address Change
                                                                                   and/or Comments


                                                                       Signature should conform exactly to the
                                                                       name shown on this proxy.  Executors,
                                                                       administrators, guardians, trustees,
                                                                       attorneys, officers signing for
                                                                       corporations should give full titles.


                                                                       ----------------------------------------
                                                                       Dated                          , 1995


                                                                       ----------------------------------------
                                                                              (Signature of Shareholder)

                                                                       ----------------------------------------
                                                                              (Signature of Shareholder)

                                                                         Votes must be indicated          X
                                                                         (x) in Black or Blue ink.

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.
